NEWS RELEASE: February 20th, 2007

ALMADEN BUYS COMAPLEX OUT OF CABALLO BLANCO

IN BRIEF:

Almaden Minerals Ltd. (“Almaden”; TSX: AMM; AMEX: AAU) is pleased to announce that it has purchased Comaplex Minerals Corp.’s (“Comaplex”) 60% interest in the Caballo Blanco project, Mexico. In 2006 Comaplax earned a 60% interest in the project by spending US$2 Million on exploration as stipulated in a 2002 option agreement between Almaden and Comaplex. Almaden purchased this 60% interest for a cash payment of US$1.25 Million. The Caballo Blanco project covers a large high sulphidation gold system where limited past drilling by Comaplex in one area of the property included 40 meters of 2.35 grams per tonne gold (in hole CB5-03) and 144 meters of 1 g/t (in hole CB06-03).

IN DEPTH:

The Caballo Blanco property is located on the gulf coast of Mexico, roughly 60 kilometers north of the port city of Veracruz, Mexico. Infrastructure is excellent as the prospective areas of the property are all located within 10 kilometers of a paved highway and Mexico’s only nuclear power plant. The property covers three areas of alteration and mineralization known as the Northern, Highway and Central Grid zones. In 2003, Comaplex completed a large field program over both the Highway and Northern zones of the property, the centers of which are located roughly 7 kilometers apart. This program’s geologic and alteration mapping delineated, in both the Highway and Northern zones, extensive alteration typical of high sulphidation gold systems including quartz-alunite and residual or vuggy silica alteration zones. In 2005 and 2006 Comaplex completed 1,266.8 meters of drilling in 6 holes all drilled in the same area of the Northern Zone. This drilling intersected vuggy and massive silica alteration in volcanic rocks. Highlights from these programs are tabulated below and were previously reported in Almaden news releases of August 8, 2005 and August 9, 2006 (www.almadenminerals.com).

Almaden considers these results to be highly encouraging. The grades and widths of gold mineralization encountered in holes CB5-03 and CB06-03 indicate the potential for both size and grades typical of high-sulphidation gold deposits worldwide including Barrick Gold Corp.’s Veladero and Pascua deposits in South America. Both at Veladero and Pascua much of the gold ore is concealed beneath 30 to 150 meters of barren or weakly mineralized rock. Almaden believes a similar environment to exist at Caballo Blanco where massive silica appears to cap zones of brecciation and gold grades like that intersected in hole CB5-03. At Veladero it was the 76th drill hole which intersected 170 meters of 1.9 grams per tonne gold that is considered the "discovery" drillhole for the Amable orebody.

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
CB5-01	0	136.60	136.6*	0.11
CB5-02	0	72.00	72.0*	0.30
CB5-03	0	214.00	214.00	0.70
Including	66.00	174.00	108.00	1.14
Including	74.00	114.00	40.00	2.35
CB06-01	0	206.65*	206.65	0.70
Including	116.00	206.65	92.65	1.00
Including	178.00	206.65	28.65	1.80
Including	178.00	196.00	18.00	2.30
Including	186.00	192.00	8.00	3.70
CB06-02	0	222.00*	222.00	0.20
CB06-03	0	230.00*	230.00	0.80
Including	0	144.00	144.00	1.00
Including	0	76.00	76.00	1.70
Including	12.00	66.00	54.00	2.00
Including	36.00	62.00	26.00	2.50

Notes:

* denotes end of hole. g/t denote grams per tonne

At present Almaden has commenced an exploration program on the property including detailed geologic mapping, soil sampling and induced polarization geophysical surveys.

Morgan Poliquin, P.Eng., a director of Almaden and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information reported in this news release. Drill core analysis in 2006 was performed on cut, half core with standard fire assay procedures and an atomic absorption finish (1 assay ton). Samples were crushed to 70% passing 2mm and pulverized to 85% passing 75um. All sample preparation was completed in ALS Chemex’s Guadalajara laboratory.  All assaying was completed in the ALS Chemex’s Vancouver lab. The quality control program in 2006 employed the insertion of internal standards (low to high grade Au), blanks, and duplicates every 20 samples. The meterage provided is measured down hole.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.